Exhibit 99.1

AUTOHOME INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ATHM)

Notice of Extension for Return of Amended and Restated Form of Proxy for Annual General Meeting

to be held on December 16, 2016

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the date for the completed and signed Amended and Restated Form of Proxy for Annual General Meeting, attached hereto as Exhibit A, to be returned to the Company is extended to 24:00 December 14, 2016 (Beijing time). To be valid, the Amended and Restated Form of Proxy must be completed, signed and delivered to the Company’s office at the 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China as soon as possible and in any event no later than 24:00 December 14, 2016 (Beijing time).

By Order of the Board of Directors,

Autohome Inc.

/s/ Min Lu
Min Lu
Chairman

Beijing, December 13, 2016

Exhibit A

AUTOHOME INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ATHM)

Amended and Restated Form of Proxy for Annual General Meeting

to be held on December 16, 2016

(or any adjourned or postponed meeting thereof)

Introduction

This Amended and Restated Form of Proxy is furnished in connection with the solicitation by the board of directors of Autohome Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.01 per share (the “Shares”), to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 16, 2016 at 9:00 a.m. (local time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Amended and Restated to Notice of Annual General Meeting. This Amended and Restated Form of Proxy is to replace the Form of Proxy for the AGM sent out on or about November 28, 2016 (the “Original Form of Proxy”) in its entirety. Shareholders entitled to vote at the AGM shall complete, sign and return this Amended and Restated Form of Proxy. The Original Form of Proxy shall be void for all purposes, whether executed by the shareholder or not.

Only the holders of record of the Shares at the close of business on November 25, 2016 (Eastern Standard Time) (the “Record Date”) are entitled to notice of and to vote at the AGM. Each share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. The quorum of the AGM is at least two or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing greater than fifty percent (50%) of the voting rights represented by the issued and outstanding Shares throughout the meeting. This Amended and Restated Form of Proxy and the accompanying Amended and Restated Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about December 2, 2016.

The Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at the 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Amended and Restated Form of Proxy must be completed, signed and delivered to the Company’s office at the 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, The People’s Republic of China as soon as possible and in any event no later than December 13, 2016.

AUTOHOME INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ATHM)

Amended and Restated Form of Proxy for Annual General Meeting

to be held on December 16, 2016

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                                                                      of                                                                                                                                                                                                                 ,

being the registered holder of                                     Class A/Class B ordinary shares1 , par value US$0.01 per share, of Autohome Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or                                 of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 16, 2016 at 9:00 a.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR [3]	AGAINST [3]	ABSTAIN [3]

1.	Mr. Junling Liu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

2.	Mr. Tianruo Pu be appointed as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
[3]	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

No.	RESOLUTIONS	FOR [3]	AGAINST [3]	ABSTAIN [3]

3.	Mr. Dazong Wang be appointed as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

4.	Approve, confirm and ratify the adoption of the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II)

Dated , 2016	Signature(s)[4]

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.